Exhibit 99.1

Asia Entertainment & Resources Ltd. Announces Closing of Regulation S Offering

HONG KONG—(BUSINESS WIRE)—Asia Entertainment & Resources Ltd. (“AERL”) (OTCBB: AERCF - News) (OTCBB: AERLF - News), which operates through its subsidiaries as a VIP room gaming promoter, announced today that it had closed an offering of an aggregate of 60,000 ordinary shares at a price of $9.50 per share under Regulation S promulgated under the United States Securities Act of 1933, as amended (“Securities Act”). The shares were sold to persons who are not “U.S. persons” as defined under Regulation S and, in accordance with restrictions under Regulation S, may not be publicly sold for six months. Pursuant to the offering, AERL raised gross sales proceeds of $570,000. A major purpose of the offering was to broaden AERL’s shareholder base to meet eligibility requirements for a listing on a national stock exchange.

The securities issued in the offering have not been registered under the Securities Act and may not be offered or sold in the United States absent registration under the Securities Act or an applicable exemption from the registration requirements.

About Asia Entertainment & Resources Ltd.

AERL, formerly known as CS China Acquisition Corp. (“CS China”), acquired Asia Gaming & Resort Limited (“Asia Gaming”) on February 2, 2010. The principal business activities of Asia Gaming and its wholly owned subsidiaries are to hold Profit Interest Agreements with its affiliated VIP gaming promoters (“Promoter Companies”) and to receive 100% of the profit streams from the Promoter Companies. The Promoter Companies currently participate in the promotion of two major luxury VIP gaming facilities ("VIP rooms") in casinos in Macau, China, the largest gaming market in the world. One of the Macau VIP rooms is located at the top-tier MGM Grand Macau Casino in downtown Macau and is operated by the MGM Grand Paradise S.A. The other Macau VIP gaming facility is located in the luxury 5-star hotel, the Star World Hotel & Casino that is operated by Galaxy Casino, S.A. in downtown Macau. In addition, the Promoter Companies plan to promote the first luxury VIP room in Jeju Island in South Korea, which will offer Macau-style gaming, and have concluded a favorable trial operation there.

Forward Looking Statements

This press release includes forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Forward looking statements are statements that are not historical facts. Such forward-looking statements, based upon the current beliefs and expectations of AERL's management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements.

Contact:

Asia Entertainment & Resources Ltd.
James Preissler, +1-646-450-8808
preissj@aerlf.com